UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 24, 2021 - Atlantica Sustainable Infrastructure plc (“Atlantica,” NASDAQ: AY), announced the closing on May 19, 2021 of the previously announced offering of $400 million in aggregate principal amount of green senior notes due 2028 (the “Green Notes”), guaranteed by certain subsidiaries of Atlantica. The Green Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, commencing December 15, 2021, and will mature on June 15, 2028.

The Green Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica Sustainable Infrastructure plc, as Issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as Guarantors, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent. The Indenture is filed herewith as Exhibit 4.28.

Exhibits

4.28
Indenture (including Form of Global Notes), relating to Atlantica Sustainable Infrastructure plc's 4.125% Green Senior Notes due 2028 dated May 18, 2021, by and among Atlantica Sustainable Infrastructure plc, as Issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as Guarantors, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: May 24, 2021